EXHIBIT (18.1)

GOODWILL PREFERABILITY LETTER

March 1, 2010
Lufkin Industries, Inc.
601 South Raguet
Lufkin, TX

Dear Sirs/Madams:

We have audited the consolidated financial statements of Lufkin Industries, Inc., and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 1, 2010, which expresses an unqualified opinion. Note 1 to such consolidated financial statements contains a description of your adoption of the change in the date for the annual goodwill impairment test to October 31 during the year ended December 31, 2009. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Houston, Texas